SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

68244P107

(CUSIP Number)

Steven A. Hale II Manager Hale Partnership Capital Management, LLC 2924 Archdale Drive Charlotte, NC 28210 (336) 552-6228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68244P107	13D/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 514,116 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 514,116 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,116 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO; IA

CUSIP NO. 68244P107	13D/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 313,418 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 313,418 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,418 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68244P107	13D/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 241,919 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 241,919 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,919 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68244P107	13D/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 30,558 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 30,558 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,558 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68244P107	13D/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 40,941 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 40,941 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,941 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68244P107	13D/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 514,116 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 514,116 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,116 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68244P107	13D/A	Page 8 of 12 Pages

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on January 24, 2020, as amended by Amendment No. 1 thereto filed with the SEC on February 12, 2020 (the “Schedule 13D” and, as amended by this Amendment No. 2, this “Statement”). Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7861 Woodland Center Blvd., Tampa, FL 33614.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization
Hale Partnership Capital Management, LLC (“Hale Advisor”)	North Carolina
Hale Partnership Capital Advisors, LLC (“Hale GP”)	North Carolina
Hale Partnership Fund, L.P. (“Hale Fund I”)	Delaware
MGEN II – Hale Fund, L.P. (“Hale Fund II”)	Delaware
Clark – Hale Fund, L.P. (“Hale Fund III” and, together with Hale Fund I and Hale II, the “Hale Funds”)	Delaware
Steven A. Hale II (“Mr. Hale”)	n/a

The Reporting Persons’ beneficial ownership the Common Stock reported herein consists of (i) shares of Common Stock held directly by the Hale Funds and (ii) shares of Common Stock held in a discretionary separately managed account (the “Managed Account”) for which Hale Advisor serves as investment manager.

(b) The principal business and principal office address for each of the Reporting Persons is 2924 Archdale Drive, Charlotte, North Carolina, 28210.

(c) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Hale Advisor	Investment manager of the Hale Funds
Hale GP	General partner of the Hale Funds
Hale Fund I	Investment Fund
Hale Fund II	Investment Fund
Hale Fund III	Investment Fund
Mr. Hale	Manager of Hale Advisor and Hale GP

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hale is a United States citizen.

CUSIP NO. 68244P107	13D/A	Page 9 of 12 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchases of the Common Stock held directly by the Hale Funds have been made by or on behalf of the Hale Funds using the investment capital of the Hale Funds. The aggregate purchase price of the Common Stock held directly by the Hale Funds was approximately $1,662,281.14 (excluding brokerage commissions and transaction costs).

The 200,698 shares of Common Stock held in the Managed Account were purchased using the funds of the investor in the Managed Account for which Hale Advisor serves as investment manager. The aggregate purchase price of the Common Stock held in the Managed Account was approximately $1,040,593.39 (excluding brokerage commissions and transaction costs).

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of 17 CFR § 240.13d-101. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The Reporting Persons beneficially own in the aggregate 514,116 shares of Common Stock, which represents approximately 8.5% of the outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 6,019,816 shares of Common Stock reported by the Company as outstanding as of November 11, 2019 in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2019.

Each of the Hale Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Hale Advisor, as the investment manager for each of the Hale Funds, Hale GP, as the general partner for each of the Hale Funds, and Mr. Hale, as the sole manager of Hale Advisor and Hale GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds and, consequently, Hale Advisor, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Advisor, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

CUSIP NO. 68244P107	13D/A	Page 10 of 12 Pages

Hale Advisor, as the investment manager of the Managed Account, beneficially owns the 200,698 shares of Common Stock held therein. Hale Advisor receives performance-based fees in relation to the Managed Account based on performance periods of five years. The shares of Common Stock in the Managed Account constitute less than 10% of the market value of the Managed Account. Mr. Hale, as the sole manager of Hale Advisor, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock held in the Managed Account. Mr. Hale disclaims beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D with the SEC on February 12, 2020. Each of these transactions was effected through the open market by (i) Hale Advisor, as investment manager for the Managed Account or (ii) the respective Hale Fund listed in the table below.

Reporting Person	Transaction Date	Number of Shares Acquired	Price per Share (excluding brokerage commissions and transaction costs)
Hale Fund I	February 19, 2020	9,050	$5.65
Hale Fund I	February 20, 2020	9,400	$5.53
Hale Fund I	February 25, 2020	200	$5.44
Hale Fund I	February 27, 2020	2,800	$5.51
Hale Fund I	March 6, 2020	6,643	$5.16
Hale Fund I	March 9, 2020	1,501	$5.04
Hale Fund I	March 10, 2020	10,000	$5.20
Hale Fund III	February 18, 2020	2,087	$5.64
Hale Advisor	February 19, 2020	9,050	$5.65
Hale Advisor	February 21, 2020	21,300	$5.21
Hale Advisor	March 12, 2020	1,300	$4.75

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Hale Advisor serves as investment manager with respect to the Managed Account, in return for which Hale Advisor is paid (i) a management fee based on the value of the assets in the Managed Account and (ii) incentive-based fees based on the performance of the assets in the Managed Account over performance periods of five years. Hale Advisor can vote all proxies in accordance with the best interests of the Managed Account, as determined by Hale Advisor in its reasonable discretion, unless otherwise requested by the investor in the Managed Account. The shares of Common Stock in the Managed Account constitute less than 10% of the market value of the Managed Account.

CUSIP NO. 68244P107	13D/A	Page 11 of 12 Pages

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO. 68244P107	13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: March 13, 2020

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

CLARK – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC,
its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II